UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ASTEA INTERNATIONAL INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

04622E109

(CUSIP Number)

Zack B. Bergreen
Astea International Inc.
240 Gibraltar Road
Horsham, PA 19044
(215) 682-2500

 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

 June 20, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Zack B. Bergreen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,488,992
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,488,992
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,488,992
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

This Amendment No. 2 to the Schedule 13D (this “Second Amendment”) amends and supplements the Schedule 13D filed by the Reporting Person with the SEC on October 3, 2008, as modified by the Schedule 13D/A filed on April 1, 2009 (as amended, the “Schedule 13D”).

Items 3, 4 5, 6, and 7 of the Schedule 13D are hereby amended to the extent hereinafter expressly set forth. All capitalized terms used and not expressly defined in this Second Amendment have the respective meanings ascribed to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Pursuant to the Series B Purchase Agreement (the “Series B Purchase Agreement”), dated June 20, 2014, by and between Astea International Inc., a Delaware corporation (the “Company”) and the Reporting Person, the Company issued 797,448 shares (the “Shares”) of the Series B Convertible Preferred Stock of the Company (the “Series B Preferred Stock”), having a per share purchase price equal to $2.51 per share (the “Purchase Price”), to the Reporting Person in exchange for the cancellation of $2,000,000 of the outstanding principal amount owed to the Reporting Person under that certain Revolving Promissory Note (the “Promissory Note”), dated March 26, 2014, issued by the Company to the Reporting Person.

Item 4.	Purpose of Transaction.

The Purchase

On June 20, 2014, as part of a plan intended to regain compliance with The Nasdaq Capital Market’s continued listing requirements that a listed company have not less than $2.5 million in shareholders’ equity, the Company entered into the Series B Purchase Agreement with the Reporting Person, for a private placement of the Shares of Series B Preferred Stock, in exchange for the cancellation of $2,000,000 of the outstanding principal amount owed to the Reporting Person under the Promissory Note.

Conversion and Redemption

Pursuant to the terms of the Series B Certificate of Designation of Series B Convertible Preferred Stock (the “Series B Certificate of Designation”), the Series B Preferred Stock is convertible into shares of the Common Stock of the Company (the "Common Stock") on a one-for-one basis, subject to customary anti-dilution provisions.  The Series B Preferred Stock will pay a quarterly dividend, which will accrue at an annual rate of 7%, subject to certain rate adjustments as provided for under the Series B Certificate of Designation, until June 20, 2016 and at an annual rate of 10% thereafter.  The Reporting Person may convert up to 50% of the Shares into shares of Common Stock at any time prior to June 20, 2015, and thereafter may convert 100% of his shares of the Series B Preferred Stock into shares of Common Stock.  Following June 20, 2016, each and every then outstanding share of Series B Preferred Stock is subject to, without any additional action on the part of the Reporting Person, mandatory and automatic conversion into shares of Common Stock if the closing price of the Common Stock as reported by the principal exchange or quotation system on which such Common Stock is traded or reported exceeds 300% of the then current conversion price for 30 consecutive trading days.  The Company may redeem up to 50% of the shares of the outstanding Series B Preferred Stock issued to the Reporting Person (subject to adjustment as provided for under the Series B Certificate of Designation) at any time on or prior to December 17, 2014 at a price equal to 110% of the Purchase Price, plus an amount equal to any unpaid and accrued dividends (any such redemption, a “First Partial Redemption”).  At any time after December 17, 2014 and prior to June 20, 2015, the Company may redeem up to 50% of the shares of the outstanding Series B Preferred Stock issued to the Reporting Person (subject to adjustment as provided for under the Series B Certificate of Designation), minus the number of shares redeemed in any First Partial Redemption, at a price equal to 130% of the Purchase Price, plus an amount equal to any unpaid and accrued dividends.  Additionally, after June 20, 2015, the Company may redeem all of the outstanding shares of the Series B Preferred Stock issued to the Reporting Person at a price per share equal to 300% of the Purchase Price.

Voting

Except with respect to certain protective provisions, the Series B Preferred Stock has no voting rights except as required by law.

Dividends

The Series B Preferred Stock will pay a quarterly dividend, which will accrue at an annual rate of 7%, subject to certain rate adjustments as provided for under the Series B Certificate of Designation, until June 20, 2016 and at an annual rate of 10% thereafter.

Parity

The Series B Preferred Stock ranks senior to the Common Stock and on parity with the Series A Convertible Preferred Stock of the Company (the “Series A Preferred Stock”).

Piggyback Registration Right

The Company granted the Reporting Person piggyback registration rights, which would allow him to include shares of Common Stock underlying the Series B Preferred Stock in future registration statements filed by the Company.

Liquidation Preference

Upon any liquidation, dissolution or winding-up of the Company, or upon a deemed liquidation event, including a change in control, merger or sale of all or substantially all of the Company's assets, the holders of the Series A Preferred Stock and the Series B Preferred Stock (collectively, the “Preferred Stock”) shall be entitled to receive out of the assets of the Company, on a pro rata basis, before any distribution or payment shall be made to the holders of any junior securities, for each share of Preferred Stock the greater of (i) an amount equal to the purchase price plus any unpaid and accrued dividends on the Preferred Stock, or (ii) if such shares of the Preferred Stock are then convertible into Common Stock, such amount for each such share as would have been payable had the shares of the Preferred Stock been converted immediately prior to such liquidation.

Plan or Proposals

Other than as described above in this Item 4, the Reporting Person does not have any plan or proposal relating to or that would result in:
  (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
  (c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;
  (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
  (e) Any material change in the present capitalization or dividend policy of the issuer;
  (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;
  (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
  (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
  (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act;
or
  (j) Any action similar to any of those enumerated above.

The foregoing description of the Purchase Agreement and the Series B Preferred Stock, as well as the descriptions of such matters throughout this Schedule 13D, are qualified in their entirety by reference to the copy of the Series B Purchase Agreement, and the Series B Certificate of Designation, each of which is filed as an exhibit hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer
(a) The Reporting Person beneficially owns 2,488,992 shares of the Common Stock, or approximately 50.6% of the Common Stock outstanding as of June 30, 2014, which includes (i) 1,158,822 shares of outstanding Common Stock held by the Reporting Person or trusts or partnerships controlled by him, (ii) 105,000 shares of the Common Stock that are issuable upon the exercise of currently exercisable employee stock options, (iii) 826,446 shares of the Common Stock that are issuable upon the conversion of 826,446 shares of the Series A Preferred Stock, and (iv) 398,724 shares of the Common Stock that is issuable upon the conversion of 398,724 shares of the Series B Preferred Stock in accordance with the terms set forth in Series B Certificate of Designation.  Prior to June 20, 2015, the Reporting Person is only permitted to convert up to one half of the 797,448 shares of Series B Preferred Stock that he owns.

(b) The Reporting Person has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 1,158,822 shares of outstanding Common Stock held by the Reporting Person or trusts or partnerships controlled by him.  The Preferred Stock is not generally entitled to voting rights.

(c) The Reporting Person, other than as described herein, has not effected any transactions in the Common Stock during the past sixty days.

(d) To the knowledge of the Reporting Person, other than as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Second Amendment.

The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference.

Item 6	Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer

The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference. Other than as described in this Second Amendment, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Company.

Item 7.	Material to Be Filed as Exhibits

A.  Preferred Stock Purchase Agreement, dated June 20, 2014, by and between the Company and the Reporting Person (Incorporated by reference to the Form 8-K filed by the Company with the Commission on June 24, 2014, Commission File Number 0-26330).

B.  Certificate of Designation of Series B Convertible Preferred Stock (Incorporated by reference to the Form 8-K filed by the Company with the Commission on June 24, 2014, Commission File Number 0-26330).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 10, 2014	/s/ Zack B. Bergreen Zack B. Bergreen